

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Via U.S. Mail and Facsimile to 212-338-5880

Michael B. Targoff
Vice Chairman of the Board, CEO and President
Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016

   Re: **Loral Space & Communications Inc.**
      Form 10-K for the fiscal year ended December 31, 2009
      Filed March 15, 2010
      File No. 001-14180

Dear Mr. Targoff:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Carlos Pacho
        For Larry Spirgel
        Assistant Director